Exhibit 99.1

STEAKHOLDER FOODS LTD

Steakholder Foods Ltd.

Unaudited Condensed Consolidated Interim Financial Statements As At June 30, 2024

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5,436	4,248
Marketable securities with related party	232	351
Prepaid expenses and other current assets	676	367

Total current assets	6,344	4,966

NON-CURRENT ASSETS:
Restricted deposits	298	301
Right-of-use asset	3,003	3,212
Property and equipment, net	2,509	2,344

Total non-current assets	5,810	5,857

Total Assets	12,154	10,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payables and accruals	1,193	1,783
Other liabilities	186	193
Trade payables	452	154
Current lease liability	359	355

Total current liabilities	2,190	2,485

NON-CURRENT LIABILITIES

Long term lease liability	2,199	2,456

Total non-current liabilities	2,199	2,456

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY
Ordinary shares – no par value, Authorized 1,000,000,000 shares. Issued and outstanding 282,246,127 and 251,756,047 at June 30, 2024 and December 31, 2023, respectively	-	-
Additional paid in capital	82,276	76,058
Accumulated deficit	(74,511)	(70,176)

Total shareholders’ equity	7,765	5,882

Total liabilities and shareholders’ equity	12,154	10,823

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2024	2023

Research and development	1,641	3,615
Marketing	576	1,168
Marketing with related party	143	460
General and administrative	2,002	2,202

Total operating loss	4,362	7,445

Financial expenses (income), net	(41)	758
Other expenses	14	-

Loss from continuing operations	4,335	8,203

Net loss from discontinued operations	-	1,317

Loss for the period	4,335	9,520

Other comprehensive income:
Foreign currency translation differences	-	(230)

Other comprehensive income for the period, net	-	(230)

Total comprehensive loss	4,335	9,290

Net loss per share from continuing operations – basic and diluted	0.011	0.04
Net loss per share from discontinued operations – basic and diluted	-	0.01
Weighted average shares outstanding – basic and diluted	398,123,569	208,480,999

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except per share data)

	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Value(*)	Capital	deficit	Equity
Balance as of December 31, 2023	251,756,047	-	76,058	(70,176)	5,882

Share-based compensation	6,050,080	-	233	-	233
Exercise and issuance of warrants, net	24,440,000	-	5,985	-	5,985
Net loss for the period	-	-	-	(4,335)	(4,335)
Balance as of June 30, 2024	282,246,127	-	82,276	(74,511)	7,765

(*) No par value

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

	Ordinary Shares		Additional Paid-in	Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Value(*)	Capital	Income (loss)	deficit	Equity
Balance as of December 31, 2022	146,471,680	-	62,942	(230)	(53,312)	9,400

Share-based compensation	-	-	706	-	-	706
Issuance of shares and warrants, net	65,011,880	-	5,803	-	-	5,803
Exercise of restricted share units	525,967	-	-	-	-	-
Other comprehensive income	-	-	-	230	-	230
Net loss for the period	-	-	-	-	(9,520)	(9,520)
Balance as of June 30, 2023	212,009,527	-	69,451	-	(62,832)	6,619

(*) No par value

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2024	2023
Cash flows from operating activities:

Net Loss	(4,335)	(9,520)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	228	256
Change in fair value of financial liabilities	-	(4)
Change in fair value of other investment	-	784
Change in fair value of marketable securities with related parties	109	27
Reduction in the carrying amount of right of use assets	209	219
Change in operating lease liabilities	(205)	(204)
Share-based compensation	90	246
Share-based compensation with related party	143	460
Loss of control of discontinued operation	-	(178)
Decrease (increase) in prepaid expenses and other current assets	(258)	21
Other expenses	14	-
Foreign exchange gain or losses	(59)	(75)
Decrease (increase) in trade payables	218	(389)
Increase (decrease) in accounts payables and accruals	(530)	786

Net cash used in operating activities	(4,376)	(7,571)

Cash flows from investing activities:

Acquisition of fixed assets	(344)	(177)
Increase (decrease) in restricted deposit	(7)	1
Proceeds from realization of property and equipment	28	-
Grant of short-term loan	(52)	-
Proceeds from other investment	-	45
Investment in marketable securities with related party	-	(435)
Net cash decrease from loss of control over discontinued operations	-	(163)

Net cash used in investing activities	(375)	(729)

Cash flows from financing activities:
Proceeds from issuance of shares and warrants	-	6,500
Issuance costs	(619)	(697)
Proceeds from issuance and exercise of warrants	6,604	-
Net cash provided by financing activities	5,985	5,803
Effect of exchange rate changes on cash and cash equivalents	(46)	125
Increase (decrease) in cash and cash equivalents	1,188	(2,372)

Cash and cash equivalents, beginning of the year	4,248	6,284
Cash and cash equivalents end of the period	5,436	3,912

Supplemental disclosure of cash flow information:
Non-cash purchase of property and equipment	91	34

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – GENERAL

A.	Steakholder Foods Ltd. (formerly Ophectra Real Estate and Investments Ltd., Meat-Tech 3D Ltd. and MeaTech 3D Ltd.) (the “Company”) was incorporated in Israel on July 22, 1992 as a private company limited by shares in accordance with the Companies Ordinance, 1983, and later completed an initial public offering on the Nasdaq Capital Market (Nasdaq), listing American Depositary Shares (ADSs) for trade under the ticker STKH. In August 2022, the Company changed its name from MeaTech 3D Ltd. to Steakholder Foods Ltd.

B.	The Company is developing and selling two types of 3D-printing production machines, and developing plant-based products that aim to replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. Also, the Company is exploring the integration of cultivated cells, preparing for future advancements in food technology.

C.	Since its inception, the Company has incurred significant losses and negative cash flows from operations and as of June 30, 2024, has an accumulated deficit of USD 74,511 thousand. The Company has financed its operations mainly through fundraising from various investors. The Company’s management expects that the Company will continue to generate losses and negative cash flows from operations for the foreseeable future. Management is of the opinion that its existing cash will be sufficient to fund operations until the first quarter of 2025. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s plans include the continue securing sufficient financing through the sale of additional equity securities or capital inflows from strategic partnerships. Additional funds may not be available when the Company needs them on terms that are acceptable to it, or at all. If the Company is unsuccessful securing sufficient financing, it may need to cease operations. The condensed consolidated interim financial statements include no adjustments for measurement or presentation of assets and liabilities, which may be required should the Company fail to operate as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation:

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated interim statements should be read in conjunction with the Company’s 2023 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

B.	Use of Estimates

The preparation of condensed consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. The accounting and measurement estimates that require management’s subjective judgments include, but are not limited to, those related to share-based compensation, and the fair value measurement of financial instrument at each reporting period. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

STEAKHOLDER FOODS LTD

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

C.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposits and marketable securities.

For cash and cash equivalents and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the consolidated balance sheets exceed government-insured limits. The Company maintains its cash and cash equivalents and restricted deposits with financial institutions that management believes is of high credit quality and has not experienced any losses on these accounts.

D.	Significant accounting policies

The accounting policies applied in these interim financial statements are the same as those applied in the Company’s 2023 annual audited consolidated financial statement for the year ended December 31, 2023.

NOTE 3 – SHAREHOLDERS’ EQUITY

A.	On January 24, 2024, the Company entered into an inducement offer letter agreement with a certain holder, of existing warrants to exercise these warrants as follow (i) 600,000 ADSs issued in July 2023 at an exercise price of USD 11.0 per ADS, (ii) 650,000 ADSs issued in January 2023 at an exercise price of USD 10.00 per ADS and (iii) 185,714 ADSs issued in July 2022 at an exercise price of USD 10.00 per ADS (all herein “the Exercised Warrants”). The total immediate gross proceeds were approximately USD 6,600 thousand. Pursuant to the letter agreement, the holder agreed to exercise for cash its Exercised Warrants to an aggregate of 1,435,714 ADSs at a reduced exercise price of USD 4.60 per ADS in consideration of New Warrants to purchase up to an aggregate of 2,871,429 ADSs at an exercise price of USD 4.85 per ADS that have a term of exercise of between three and a half years with respect to 1,200,000 New Warrants and five years with respect to 1,671,429 New Warrants, classified as equity. Due to the beneficial ownership limitation provisions in the inducement letter, 70,500 Exercised Warrants were immediately exercised into ADSs, while the remaining 1,365,214 ADSs were placed in abeyance for the benefit of the Holder until receipt of notice from the latter that the ADSs may be issued in compliance with such limitation. As of the balance sheet date, no such notice had been received. Underwriting discounts and other offering expenses totaled approximately USD 600 thousand.

As part of the warrant exercise and New Warrant allocation, the Company issued Underwriter Warrants, classified as equity, to purchase 100,500 ADSs, each representing hundred (100) ordinary shares with no par value. The Underwriter Warrants are exercisable from time to time, in whole or in part, for a period of five years from the effective date of the offering, with an exercise price of USD 5.75 per ADS.

B.	On April 4, 2024, the Company effected an adjustment to the ratio of ordinary shares to American Depositary Shares (“ADSs”) at a ratio of 10:1, such that after the ratio adjustment was effected, every 10 ADSs were consolidated into 1 ADS and each ADS now represents one hundred (100) ordinary shares, instead of ten (10) ordinary shares prior to the ratio adjustment. All share and per share amounts, and exercise prices of stock options, warrants, and pre-funded warrants, if applicable, in the condensed consolidated interim financial statements and notes thereto have been adjusted for all periods presented to give effect to this adjustment to the ratio of ordinary shares to ADSs.

STEAKHOLDER FOODS LTD

NOTE 3 – SHAREHOLDERS’ EQUITY (CONT.)

The table below summarizes the Company’s equity securities in ADS terms, as of June 30, 2024:

	Warrants outstanding as of June 30, 2024	Exercise price in USD	Expiration date
Pre-funded warrants (*)	58,000	0.01	-
Shares in abeyance	1,365,214	-	-
Ordinary warrants	3,030,179	4.85-12.50	3-4.5 years
Total outstanding	4,453,393

(*)	During the six months ended June 30, 2024, 173,900 ADS pre-funded warrants were exercised.

NOTE 4 – EVENT DURING THE PERIOD

On May 13, 2024, the Company announced a royalties and raw materials supply agreement (the “Wyler Agreement”) with Wyler Farm Ltd., a leader in alternative protein production, whereby Wyler Farm will manufacture alternative proteins on a commercial scale using materials purchased from the Company, and pay the Company royalties from the sales. Additionaly, the Company agreed to finance the procurement of the equipment necessary for Wyler to establish alternative proteins production.

The Wyler Agreement has an initial term of two years and shall automatically be renewed for successive 12-month period provided the parties have reached an agreement or alternatively subject to the automatic update mechanism, regarding the sales target, as described in the Wyler Agreement.

As of June 30, 2024 no revenues have yet been recognized.

The execution of the Wyler Agreement was deemed the achievement of pre-determined performance conditions that led to the vesting of performance share units (PSUs) into 32,500 ADS. For further information, see Note 7.

NOTE 5 – ACCOUNT PAYABLES AND ACCRUALS

	June 30,	December 31,
	2024	2023
Accrued expenses	584	532
Employee benefits	600	1,241
Other	9	10
	1,193	1,783

NOTE 6 – FAIR VALUE MEASUREMENT

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), that defines fair value and establishes a framework for measuring and disclosing fair value. The Company measures certain financial assets and liabilities at fair value based on applicable accounting guidance using a fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

STEAKHOLDER FOODS LTD

NOTE 6 – FAIR VALUE MEASUREMENT (CONT.)

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values:

	Six months ended June 30, 2024
	Fair value measurements using input type
	Fair Value	Level 1	Level 2	Level 3
Financial Assets:

Marketable securities with related party	$232	232	$-	$-

	Year ended December 31, 2023
	Fair value measurements using input type
	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Marketable securities with related party	$351	$351	$-	$-

Marketable securities with related party

In April 2023, the Company invested in Wilk Technologies Ltd. (TASE: WILK) (“Wilk”), a related party, alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more). As part of the investment, the Company purchased ordinary shares of Wilk in the amount of USD 435 thousand at a 15% discount to its 45-day average closing price, giving the Company a 2.5% stake in Wilk. The Company’s Vice President of Finance is currently serving as Wilk’s Chief Executive Officer and Chief Financial Officer, and therefore the Company has determined that Wilk is a related party.

The Company re-measured the asset at the balance sheet date using a Level 1 fair value measurement, as its prices are quoted in an active market.

NOTE 7 – SHARE-BASED COMPENSATION

The Company has adopted share-based compensation plan, the 2022 Share Incentive Plan (the Plan), from which share-based compensation awards can be granted to employees, directors and consultants. As of June 30, 2024, there were 17,969,792 ADSs authorized for issuance under the Plan.

The Company has issued stock option and Restricted share units (RSU) awards to management, other key employees, consultants, and executive directors. These awards generally vest ratably over a three years period and the option awards expire after a term of four years from the date of grant, unless exercised or expiring earlier. The Company’s option and RSUs awards have vesting conditions based on services period and performance share units (PSUs) have vesting conditions based on achievement of pre-determined performance conditions.

STEAKHOLDER FOODS LTD

NOTE 7 – SHARE-BASED COMPENSATION (CONT.)

The fair value of the Company’s stock options granted to a consultant for the six months ended June 30, 2024 and the fair value of the Company’s unvested options that were replaced by RSUs for the six months ended June 30, 2023 were estimated using the following assumptions:

	Six months ended June 30,
	2024	2023
Expected volatility	91.04%	97.57%- 104.19%
Risk free interest rate	4.73%	3.78%- 4.71%
Expected dividend	0%	0%
Expected term (in years)	5 years	2.5-3 years

The expected volatility was determined on the basis of a weighted average share price volatility of the Company, as well as similar companies, for a period equal to the share options expected terms. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. Share price was determined according to quoted share prices on Nasdaq.

Transactions related to the grant of options to employees, directors and consultant under the Company’s options plan during the six months ended June 30, 2024 were as follows:

	Number of options	Weighted average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate Intrinsic Value (USD)
Outstanding at January 1, 2024	9,974,095	0.05	6.41	-
Granted	740,000	0.001	5	3.58
Forfeited	(53,333)	0.20	-	-
Expired	(1,603,442)	0.47	-	-
Outstanding at June 30, 2024	9,057,320	0.19	1.1	0.29
Vested and expected to vest at end of period	9,057,320	0.19	1.1	0.29
Exercisable at June 30, 2024	7,216,358	0.23	0.86	-

STEAKHOLDER FOODS LTD

NOTE 7 – SHARE-BASED COMPENSATION (CONT.)

Transactions related to restricted share units (RSUs) and performance share units (PSUs) during the six months ended June 30, 2024, were as follows:

	Number of RSU and PSU	Weighted average grant date fair value (USD)
Outstanding at January 1, 2024	18,128,650	0.08
Granted	918,200	0.38
Vested	(6,050,080)	0.98
Forfeited	(3,085,680)	0.79
Outstanding at June 30, 2024	9,911,090	0.40

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the six months ended June 30, 2024 and 2023 amounted for approximately USD 233 thousand and USD 706 thousand, respectively.

NOTE 8 – BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

The Company follows FASB ASC 260, Earnings Per Share (“ASC 260”), which requires the reporting of both basic and diluted earnings per ordinary share. Earnings per share (“EPS”) is calculated using the weighted average number of ordinary shares outstanding during each period.

Basic earnings per share for both continuing and discontinued operations is computed by dividing net loss from continuing operations and net loss from discontinued operations attributable to ordinary shareholders by the weighted-average number of ordinary shares, including (i) pre-funded warrants to purchase ordinary shares, outstanding for the period because their exercise requires only little or no consideration. (ii) shares held in abeyance because there is no consideration required for delivery of the shares.

Diluted net loss per share for both continuing and discontinued operations is computed by dividing the net loss by the weighted-average number of ordinary shares and dilutive ordinary share equivalents outstanding for the period determined using the treasury-share and if-converted methods, as applicable. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the potentially dilutive securities would be anti-dilutive.

STEAKHOLDER FOODS LTD

NOTE 8 – BASIC AND DILUTED NET LOSS PER ORDINARY SHARE (CONT.)

A reconciliation of net loss available to ordinary shareholders and the number of shares in the calculation of basic and diluted loss per share is as follows (in thousands, except share and per share amounts):

	Six months ended June 30,
	2024	2023

Net loss from continuing operations attributable to ordinary shareholders	4,335	8,203
Net loss from discontinued operations	-	1,317

Weighted-average shares used in computing net loss per share, basic and diluted	398,123,569	208,480,999

Net loss per share from continuing operations, basic and diluted	0.011	0.04

Net loss per share from discontinued operations, basic and diluted	-	0.01

In computing diluted loss per share for the six months ended June 30, 2024 and 2023, no account was taken of the potential dilution that could occur upon the exercise of warrants, options granted under employee stock compensation plans, and contingently issuable shares, amounting to 322,195,110, and 126,450,310 shares outstanding, respectively, since they had an anti-dilutive effect on net loss per share.

NOTE 9 – RELATED PARTY BALANCES AND TRANSACTIONS

The directors of the Company are entitled to a service fee and share-based compensation (and in the case of the Chairman of the Board, domestic travel expenses and an annual performance-based bonus). In the six months ended June 30, 2024 and 2023, the Company incurred net expenses of USD 485 thousand and USD 442 thousand, respectively, for directors fees and share-based compensation in the condensed consolidated interim financial statement of comprehensive loss.

Mr. Kaufman, CEO of the company, and Yaron Kaiser, Chairman, are also founding partners of BlueOcean Sustainability Fund, LLC, doing business as BlueSoundWaves which provides the Company with marketing, consulting, and investor engagement services in the U.S., in exchange for warrants to purchase ordinary shares and restricted share units, which are recognized as share-based payments expenses. In the six months ended June 30, 2024 and 2023, the Company incurred net marketing expenses of USD 143 thousand and USD 460 thousand, respectively to this related party.

In addition, the Company invested in equity securities of a related party in 2023. For further information see Note 6.